Exhibit (a)(5)(M)

VALVOLINE INC.

Offer to Purchase Valvoline Inc. Common Stock

Employee FAQs

May 11, 2023

What did Valvoline announce today?

Valvoline announced that it is conducting a modified “Dutch auction” tender offer to purchase up to $1.0 billion in value of its common stock, $0.01 par value per share (the “Shares”), at a price not greater than $40.00 per Share nor less than $35.00 per Share, in cash, less any applicable withholding taxes and without interest (the “Offer”). The Offer commenced today and will expire at 12:00 midnight, at the end of the day, New York City time, on Thursday, June 8, 2023, unless the Offer is extended or terminated.

What is a modified “Dutch auction” tender offer?

The modified Dutch auction tender offer set forth in the Offer to Purchase (as defined below) is a mechanism that will allow all stockholders of Valvoline an opportunity to tender all or a portion of their Shares back to Valvoline if they so elect at a price they may select within a specified range.

The price range for the Offer is $35.00 to $40.00 per Share. Valvoline will select the lowest price at which, based on the number of Shares tendered and the prices specified by the tendering stockholders, Valvoline can purchase up to $1.0 billion in value of Shares, or such lesser number of Shares as are validly tendered and not validly withdrawn (such purchase price, the “Final Purchase Price”). All Shares Valvoline purchases will be purchased at the same price, even if a stockholder selected a lower price, but Valvoline will not purchase any Shares tendered at a price above the Final Purchase Price. Valvoline will determine the Final Purchase Price for tendered Shares promptly after the Offer expires. If Shares are purchased in the Offer, Valvoline will pay the stockholder the Final Purchase Price in cash, less any applicable withholding taxes and without interest, promptly after the expiration of the Offer. If you are a participant in the 401(k) Plan, you should be aware that different timing for payment may be applicable. See Sections 1 and 5 of the Offer to Purchase dated May 11, 2023 (the “Offer to Purchase”) for additional information.

As an employee, am I eligible to participate in the Offer?

Yes, any employee who is a holder of Shares is allowed to participate in the Offer, with certain exceptions, such as a holder of Shares which are restricted or held pursuant to a Valvoline performance plan. To participate in the Offer, stockholders must follow the procedures described in the Offer to Purchase and related Letter of Transmittal (the “Letter of Transmittal”) to tender their Shares.

However, if you participate in the Valvoline 401(k) Plan (the “401(k) Plan”) and are invested in Shares that are held by the trustee of the 401(k) Plan, you may not use the Letter of Transmittal to direct the tender of Shares held in your individual plan account. Instead you must follow the separate instructions that will be sent to you by Fidelity. For administrative reasons, the deadline for submitting direction forms will be 4:00 p.m., New York City time, on Friday, June 2, 2023, which is earlier than the Expiration Time (as defined in the Offer to Purchase) of the Offer. Valvoline strongly encourages participants in the 401(k) Plan to discuss the Offer with their financial or tax advisor.

Why did Valvoline choose this way to repurchase Shares?

The Board of Directors evaluated various alternatives and after much discussion determined that this use of the Company’s net proceeds from the Global Products divestiture is in the best interest of Valvoline and its stockholders.

Does Valvoline recommend that I tender my Shares in the offer?

You must make your own decision as to whether to tender your Shares and, if so, how many Shares to tender and the price or prices at which you may choose to tender your Shares. Neither Valvoline, its management, the Board of Directors, the dealer manager, the depositary or the information agent assisting with the Offer, are making any recommendation as to whether you should tender or refrain from tendering your Shares or as to the price or prices at which you should tender your Shares. In making your decision, you should read carefully the information set forth or incorporated by reference in the Offer to Purchase and in the Letter of Transmittal, including Valvoline’s reasons for making the Offer.

If I decide not to tender, how will the Offer affect my Shares?

Stockholders are not obligated to tender their Shares into the Offer. Stockholders who choose not to tender their Shares will continue to hold their Shares and will own a greater percentage interest in our outstanding Shares immediately following the consummation of the Offer. See Section 2 of the Offer to Purchase.

Will the Offer affect my ability to trade in Shares that are not tendered pursuant to the Offer?

No, the Offer will not affect your ability to trade in Shares that are not tendered pursuant to the Offer. As always, you must observe applicable federal securities laws and Valvoline’s Insider Trading Policy and refrain from trading while in possession of material non-public information.

How will I be notified of the Offer, and what is the process for tendering my Shares?

If you hold Shares through a broker, your broker will communicate with you regarding the Offer, or, if you are a registered holder of Shares, you will be notified by Valvoline’s transfer agent, EQ Shareowner Services. If you maintain an account with Fidelity because of your participation in a Valvoline stock plan or the 401(k) Plan, then you will be alerted to check your Fidelity account for details of the Offer including where to find the Offer to Purchase and, if applicable, the Letter of Transmittal. Offer details include information on the Offer and procedural instructions for properly tendering Shares. Fidelity does not charge any fee for participating in the Offer with respect to Shares acquired under a Valvoline stock plan, but there may be a brokerage fee charged for tendering the Shares by other brokers.

If I am a participant in the 401(k) Plan, how do I participate in the Offer?

If you participate in the 401(k) Plan and hold Shares within the 401(k) Plan, you may not use the Letter of Transmittal sent to other stockholders to direct the tender of Shares held in your individual plan account. Instead you must follow the separate instructions that will be sent to you by Fidelity. For administrative reasons, the deadline for submitting direction forms will be 4:00 p.m., New York City time, on Friday, June 2, 2023, which is earlier than the Expiration Time of the Offer. Valvoline strongly encourages participants in the 401(k) Plan to discuss the Offer with their financial or tax advisor.

Can I tender my Shares directly to Valvoline?

No, you may not tender your Shares directly to Valvoline. For Shares to be tendered properly, you must strictly adhere to the rules and procedures for the Offer, as fully described in the Offer to Purchase and Letter of Transmittal provided to stockholders (or the instructions from the 401(k) Plan administrator).

What will the Final Purchase Price for the Shares be and what will be the form of payment?

The modified “Dutch auction” procedure allows you to select the price (in increments of $0.25) within a price range specified by Valvoline at which you are willing to sell your Shares. The price range for the Offer is $35.00 to $40.00 per Share. The Final Purchase Price will be the lowest price at which, based on the number of Shares tendered and the prices specified by the tendering stockholders, Valvoline can purchase up to $1.0 billion in value of Shares, or such lesser number of Shares as are validly tendered and not validly withdrawn. All Shares Valvoline purchases will be purchased at the same price, even if you have selected a lower price, but Valvoline will not purchase any Shares tendered at a price above the Final Purchase Price. Valvoline will determine the Final Purchase Price for tendered Shares promptly after the Offer expires. If your Shares are purchased in the Offer, Valvoline will pay you the Final Purchase Price, in cash, less any applicable withholding taxes and without interest, promptly after the expiration of the Offer.

If you are a participant in the 401(k) Plan, you should be aware that the 401(k) Plan is prohibited from selling Shares to Valvoline for a price less than the prevailing market price. Accordingly, the 401(k) Plan trustee may be prohibited from following your directions to tender Shares to Valvoline at certain prices within the offer range.

If you are a participant in the 401(k) Plan, you should be aware that different timing for payment may be applicable. NOTE THAT IF YOU HOLD SHARES WITHIN THE 401(K) PLAN THAT ARE RELATED TO THE ASHLAND INC. LEVERAGED EMPLOYEE STOCK OWNERSHIP PLAN (“LESOP”), ANY PROCEEDS RECEIVED IN THE OFFER WITH RESPECT TO SUCH SHARES WILL BE REINVESTED IN SHARES WITHIN THE 401(K) PLAN AND SUCH REINVESTMENT WILL BE SUBJECT TO THE SAME RESTRICTIONS AS IMPOSED ON THE TENDERED SHARES. FURTHER NOTE THAT TENDERING SHARES IN THE OFFER THAT RELATE TO THE LESOP MAY RESULT IN YOU HAVING A LESSER NUMBER OF SHARES ATTRIBUTABLE TO YOUR ACCOUNT WITHIN THE 401(K) PLAN FOLLOWING THE OFFER. VALVOLINE STRONGLY ENCOURAGES PARTICIPANTS IN THE 401(K) PLAN TO DISCUSS THE OFFER WITH THEIR BROKER AND/OR FINANCIAL OR TAX ADVISOR.

How will I be notified if Valvoline extends the Offer, amends the terms of the Offer or terminates the Offer?

If Valvoline extends the Offer, Valvoline will issue a press release announcing the extension and the new expiration time by 9:00 a.m., New York City time, on the business day immediately following the previously scheduled Expiration Time. Valvoline will announce any amendment of the terms of the Offer or termination of the Offer by making a public announcement of the amendment or termination. See Section 15 of the Offer to Purchase for more information. If Valvoline extends the Offer, you may withdraw your Shares until the Expiration Time, as extended. See Sections 4 and 15 of the Offer to Purchase for more information.

Once I have tendered Shares in the Offer, can I withdraw my tender?

Yes. You may withdraw any Shares you have tendered at any time before 12:00 midnight, at the end of the day, New York City time, on Thursday, June 8, 2023, unless Valvoline extends the Offer, in which case you can withdraw your Shares until the expiration of the Offer as extended. If Valvoline has not accepted for payment the Shares you have tendered, you may also withdraw your Shares at any time after 12:00 midnight, at the end of the day, New York City time, on July 10, 2023.

If you hold Shares within the 401(k) Plan, you must follow the procedures described in the separate instructions that you will receive from Fidelity to withdraw any tendered Shares related to your individual account thereunder by 4:00 p.m., New York City time, on Friday, June 2, 2023.

How do I withdraw Shares I previously tendered?

To withdraw tendered Shares, you must deliver a written notice of withdrawal with the required information to the depositary named in the Offer to Purchase (the “Depositary”) while you still have the right to withdraw the Shares. Your notice of withdrawal must specify your name, the number of Shares to be withdrawn and the name of the registered holder of these Shares, if different from the name of the person who tendered the Shares. Some additional requirements apply if the Share certificates to be withdrawn have been delivered to the Depository or if your Shares have been tendered under the procedure for book-entry transfer set forth in Section 3 of the Offer to Purchase. If you have tendered your Shares by giving instructions to a nominee, you must instruct that nominee to arrange for the withdrawal of your Shares.

For Shares held through the 401(k) Plan, you must follow the procedures described in the separate instructions that you will receive from Fidelity to withdraw any tendered Shares related to your individual account thereunder by 4:00 p.m., New York City time, on Friday, June 2, 2023.

What will happen to my Shares if they are not purchased in the Offer?

You will receive the Shares back. The Depositary will return unpurchased Shares promptly after the expiration or termination of the Offer by crediting the Shares to the appropriate account maintained by the tendering stockholder at the book-entry transfer facility, without expense to the stockholder.

After I tender my Shares, when would I receive the cash?

Upon the terms and subject to the conditions of the Offer, Valvoline will pay the Final Purchase Price, to the seller in cash, less any applicable withholding taxes and without interest, for the Shares purchased promptly after expiration of the Offer and the acceptance of the Shares for payment. Valvoline will announce the preliminary results of the Offer, including price and preliminary information about any expected proration on the business day following the expiration time of the Offer. We do not expect, however, to announce the Final Purchase Price or the final results of any proration and to begin paying for tendered Shares until at least three (3) business days after the Expiration Time. Valvoline will pay for the Shares accepted for payment by depositing the aggregate purchase price with the Depositary. The Depositary will act as your agent and will transmit to you (or to your nominee) the payment for all your Shares accepted for payment. See Section 5 of the Offer to Purchase for more information.

If you are a participant in the 401(k) Plan, you should be aware that different timing for payment may be applicable. NOTE THAT IF YOU HOLD SHARES WITHIN THE 401(K) PLAN THAT ARE RELATED TO THE LESOP, ANY PROCEEDS RECEIVED IN THE OFFER WITH RESPECT TO SUCH SHARES WILL BE REINVESTED IN SHARES WITHIN THE 401(K) PLAN AND SUCH REINVESTMENT WILL BE SUBJECT TO THE SAME RESTRICTIONS AS IMPOSED ON THE TENDERED SHARES. FURTHER NOTE THAT TENDERING SHARES IN THE OFFER THAT RELATE TO THE LESOP MAY RESULT IN YOU HAVING A LESSER NUMBER OF SHARES ATTRIBUTABLE TO YOUR ACCOUNT WITHIN THE 401(K) PLAN FOLLOWING THE OFFER.

Will I have to pay brokerage commissions if I tender my Shares?

If you are the record owner of your Shares and you tender your Shares directly to the Depositary, you will not pay brokerage commissions or similar expenses. If you hold your Shares through a nominee (like a broker) and such nominee tenders your Shares on your behalf, that nominee may charge you a fee. You should consult with your nominee to determine whether any charges will apply. See Section 3 of the Offer to Purchase for more information.

If you hold Shares through the 401(k) Plan, you will not be charged a fee should you tender all or some of your Shares.

If I tender my Shares, am I guaranteed that they will be accepted for purchase by Valvoline at a specified price?

No. You may select the price at which you are willing to tender your Shares within the range set by Valvoline. The Final Purchase Price Valvoline will pay in the Offer will be determined by Valvoline upon expiration of the Offer. Only Shares properly tendered prior to the offer expiration at prices at or below the Final Purchase Price and not properly withdrawn will be purchased in the Offer at the Final Purchase Price, upon the terms and subject to the conditions of the Offer, including the “odd lot” priority, proration and conditional tender provisions described in the Offer to Purchase. Valvoline will pay the Final Purchase Price for all Shares purchased in the Offer (less any applicable withholding taxes and without interest)—even if the Shares were tendered at a lower price—but Valvoline will not purchase any Shares tendered at prices higher than the Final Purchase Price. Under no circumstances will interest be paid on the purchase price for the Shares, regardless of any delay in making such payment.

If you are a participant in the 401(k) Plan, you should be aware that the 401(k) Plan is prohibited from selling Shares to Valvoline for a price less than the prevailing market price. Accordingly, the 401(k) Plan trustee may be prohibited from following your directions to tender Shares to Valvoline at certain prices within the offer range.

Can I elect to receive whatever purchase price is determined in the offer?

Yes. You may specify that you are willing to sell your Shares to Valvoline at the Final Purchase Price (which could result in you receiving a purchase price per Share as low as $35.00). In that case, your Shares will be deemed to be tendered at the minimum price of $35.00 per Share for purposes of determining the Final Purchase Price. However, you should understand that this election may lower the Final Purchase Price paid for all purchased Shares in the Offer and could result in your Shares being purchased at the minimum price of $35.00 per Share, a price that is below the closing market price for the Shares on May 10, 2023, the last full trading day before announcement and commencement of the Offer, when the NYSE closing price was $38.45.

I hold stock appreciation rights (“SARs”), can I participate in the Offer?

SARs cannot be tendered in the Offer. If you hold vested but unexercised SARs, you may exercise such SARs in accordance with the requirements of the 2016 Valvoline Inc. Incentive Plan and your award agreement and tender the Shares received pursuant to such exercise in accordance with the Offer. You should evaluate the information included in the Offer to Purchase carefully to determine if participation would be advantageous to you based on exercise prices of your SARs and the expiration date of your SARs, the range of tender prices and the provisions for pro rata purchases described in Section 1 of the Offer to Purchase and other considerations you may consider to be relevant. Valvoline strongly encourages holders of SARs to discuss the Offer with their broker and/or financial or tax advisor.

If you elect to exercise SARs and tender Shares issued pursuant to such exercise, you must complete the exercise of such SARs sufficiently in advance of the expiration time of the Offer in order to allow yourself adequate time to validly tender the Shares in the Offer. Exercises of SARs cannot be revoked even if some or all of the Shares received upon the exercise thereof and tendered in the Offer are not purchased pursuant to the Offer for any reason.

I hold restricted stock units (“RSUs”) or performance stock units (“PSUs”), can I participate in the Offer?

RSUs and PSUs cannot be tendered in the Offer. If you receive Shares from the settlement of RSUs or PSUs during the Offer, such Shares may be tendered in the Offer.

I am a participant in a Valvoline deferred compensation plan, can I participate in the Offer?

Notional interests in Shares held under Valvoline deferred compensation plans cannot be tendered in the Offer.

If I do not want to participate in the Offer, is there anything I need to do?

No. If you do not want to tender your Shares in the Offer, you do not need to take any action.

Does Valvoline intend to repurchase any Shares other than pursuant to the Offer during or after the Offer?

The SEC’s rules generally prohibit Valvoline and its affiliates from purchasing any Shares, other than pursuant to the Offer, during the Offer and for the period ending ten business days after the expiration or termination of the Offer.

Whether Valvoline will make additional repurchases after the conclusion of the ten-business day period following the expiration of the Offer will depend on many factors, including, without limitation, the number of Shares, if any, that Valvoline purchases in the Offer, our business and financial performance and condition, the business and market conditions at the time, including the market price of the Shares and limitations in the agreements governing our indebtedness, and such other factors as Valvoline may consider relevant. Any of these repurchases may be on the same terms or on terms that are more or less favorable to the selling stockholders in those transactions than the terms of the Offer.

I am a company insider. Can I participate in the Offer?

Company insiders are entitled to participate in the Offer in the same manner as all other stockholders. If you are an insider, we request that you call Julie M. O’Daniel or Ian C. Lofwall before electing to tender Shares. Our Insider Trading Policy and federal securities laws continue to apply and must be respected in connection with the Offer.

I have an active 10b5-1 plan to sell Shares. Will my 10b5-1 plan cause my broker to tender Shares into the Offer if the offer price is within the sale price in the plan?

Maybe, depending on the terms of your 10b5-1 plan. You should call the broker that you put the plan in place with to discuss the details of your plan and the impact of the Offer on your plan.

Can I initiate a new 10b5-1 plan during the Offer?

Yes, you may initiate a new 10b5-1 plan during the Offer as long as you are not in possession of material non-public information. To the extent you wish to include in the new 10b5-1 plan the Shares that you have tendered into the Offer, such 10b5-1 plan will need to address the contingency that some of the tendered Shares may be purchased in the Offer and no longer available for sale under the 10b5-1 plan. Please confirm that your 10b5-1 plan can accommodate such a contingency. However, please see the question immediately prior if you would like to participate in the Offer.

Questions?

Any questions or requests for assistance regarding the Offer to Purchase may be directed to the information agent at the telephone number and address set forth below.

Georgeson LLC

1290 Avenue of the Americas, 9th Floor

New York, NY 10104

Shareholders, Banks and Brokers

Call Toll Free: (888) 642-8066

If you require additional information concerning the procedures to tender Shares attributable to your individual account under the 401(k) Plan, please contact Fidelity at (800) 835-5097.

Additional Information and Where to Find It

This communication is for informational purposes only. This communication is not a recommendation to buy or sell Shares or any other securities, and it is neither an offer to purchase nor a solicitation of an offer to sell Shares or any other securities. Valvoline has filed a tender offer statement on Schedule TO, including the Offer to Purchase, Letter of Transmittal and related materials, with the SEC. The Offer is only being made pursuant to the Offer to Purchase, Letter of Transmittal and related materials filed as a part of the Schedule TO, in each case as amended from time to time. Stockholders should read carefully the Offer to Purchase, Letter of Transmittal and related materials as filed and as may be amended from time to time, because they contain important information, including the various terms of, and conditions to, the Offer. Stockholders will be able to obtain a free copy of the tender offer statement on Schedule TO, the Offer to Purchase, Letter of Transmittal and other documents that Valvoline files with the SEC at the SEC’s website at www.sec.gov or from Valvoline’s website (investors.valvoline.com), in the “Investors” section. In addition, free copies of these documents may be obtained by contacting Georgeson LLC, the information agent for the Offer, toll free at (888) 642-8066.